Exhibit 99.1

uniQure Receives NASDAQ Deficiency Letter Related to Board Composition

Lexington, MA and Amsterdam, the Netherlands, September 16, 2016 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced that it has received a letter from NASDAQ dated September 12, 2016, stating that the Company does not currently comply with the requirement under NASDAQ Listing Rule 5605 that at least a majority of the Company’s Board consist of independent directors. Currently, four of the eight members of the Company’s Board meet NASDAQ’s independence standards; this is a result of the retirements from the Board of independent directors Ferdinand Verdonck and Joseph Fezko effective as of the Company’s 2016 annual general meeting of shareholders. Under the NASDAQ rules, the Company has until the earlier of its next annual shareholders’ meeting or June 15, 2017 to regain compliance with the majority independent board requirement (or until December 12, 2016, if the Company holds its next annual general meeting of shareholders prior to such date). The Company intends to achieve compliance with this requirement prior to the expiration of this cure period.

About uniQure

uniQure is delivering on the promise of gene therapy — single treatments with potentially curative results. We are leveraging our modular and validated technology platform to rapidly advance a pipeline of proprietary and partnered gene therapies to treat patients with liver/metabolic, central nervous system and cardiovascular diseases. www.uniQure.com

uniQure Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the development of our gene therapy product candidates, the success of our collaborations and the risk of cessation, delay or lack of success of any of our ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with collaboration arrangements, our and our collaborators’ clinical development activities, regulatory oversight, product commercialization and intellectual property claims, as well as the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s 2015 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2016. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure Contacts:

Maria E. Cantor

Direct: 339-970-7536

Mobile: 617-680-9452

m.cantor@uniQure.com

Eva Mulder

Direct: +31 20 240 6103

Mobile: +31 6 52 33 15 79

e.mulder@uniQure.com